    As filed with the Securities and Exchange Commission on August 29, 1997

                                                                File No. 70-8945

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM U-1

                            APPLICATION/DECLARATION

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               -----------------

                               Ameren Corporation
                              1901 Chouteau Avenue
                           St. Louis, Missouri 63103

                     (Name of company filing this statement
                  and address of principal executive offices)

                                      None

                    (Name of top registered holding company)

                               William E. Jaudes
                                Registered Agent
                               Ameren Corporation
                              1901 Chouteau Avenue
                           St. Louis, Missouri  63103

                   (Names and addresses of agents of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

James J. Cook                           William J. Harmon
William Niehoff                         Jones, Day, Reavis & Pogue
Union Electric Company                  77 West Wacker, Suite 3500
1901 Chouteau Avenue                    Chicago, Illinois  60601-1692
P.O. Box 149
St. Louis, Missouri  63166

A.   Introduction

     This Application/Declaration, originally filed October 31, 1996 and amended through Amendment No. 2 (the "Application"), seeks approvals relating to the proposed business combination transaction among Ameren Corporation ("Ameren"), Union Electric Company ("UE") and CIPSCO Incorporated ("CIPSCO"), by which UE and CIPSCO's utility subsidiary, Central Illinois Public Service Company ("CIPS"), will become wholly owned subsidiaries of Ameren, a new Missouri holding company (the "Transaction"). Following the consummation of the Transaction, Ameren will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

     Ameren submits this Amendment No. 3 (i) to refer to a recently issued Commission decision which demonstrates significant support for granting the relief sought in this docket, (ii) to file additional information regarding the retention by Ameren of the non-utility investments of UE and CIPSCO Investment Company ("CIPSCO Investment") and (iii) to file certain Exhibits hereto as described below.

B.   The Recent New Century Energies Decision

     On August 1, 1997, the Commission issued its decision in New Century Energies, Inc., Release No. 35-26748 (Aug. 1, 1997) approving the acquisition by New Century Energies of the electric and gas operations of Public Service Company of Colorado and Southwestern Public Service Company in a transaction which will result in New Century Energies becoming a registered holding company under the Act. In this decision the Commission recognized that circumstances in the utility industry have changed significantly since the decisions in the New England Electric System cases finding that a gas utility operation could not be retained under the A-B-C Clauses by a holding company whose principal system was electric.

     In New Century Energies, the Commission affirmed the traditional analysis that increased costs attributable to separation of an additional system from the principal integrated system may be considered as "lost economies" under Clause A of Section 11(b)(1) of the Act. In an important change from prior decisions, however, the Commission found that other benefits of separation assumed to exist in previous cases, i.e., the benefits of increased competition resulting from separation of gas and electric businesses, should no longer be considered applicable. In addition to the lost economies resulting from increased costs of operating the additional system independently, the Commission recognized in New Century Energies that "separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs." Release 35-26748 at 31 (slip op.) (emphasis added). Further, the Commission held that "[i]ncreased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits, as the Commission finds in this matter." Id. at 32.

     The Commission found in New Century Energies that the lost economies, as a percentage of total gas operating revenues, total gas expense, gross gas income and net gas income presented in that case were within the range of similar losses in cases where the Commission had permitted

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

retention of the additional gas system. As demonstrated by the Supplemental Analysis of the Economic Impact of a Divestiture of the Gas Operations of UE and CIPS filed as Exhibit K-1.1, the lost economies that would be incurred by a separation of the combined gas operations of UE and CIPS into a separate entity would exceed the losses found sufficient to allow retention in other Commission decisions. The finding of New Century Energies that the effect on competition caused by separation of the gas business would increase the lost economies (not decrease them as previously assumed) is equally applicable to this case as has been pointed out in the Application and exhibits filed thereto.

     Accordingly, New Century Energies provides strong support for the conclusion sought by Ameren in this docket, i.e., that the gas operations of CIPS and UE may be retained as an additional integrated utility system under Clause A of Section 11 (b)(1) of the Act.

     As will be demonstrated in Part C below, the New Century Energies decision also supports retention by Ameren of the non-utility investments of UE and CIPSCO Investment.

C.   Retention of Non-Utility Investments

     The applicants in New Century Energies operated a number of non-utility business and held non-utility investments. The Commission noted that such business and investments were required to be necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of the integrated system under Section 11(b)(1) and 10(c)(1) of the Act. All the various non-utility interests (which are described in Appendix A to the decision) were found to satisfy the statutory requirements. Release 35-26748 at 38 (slip op.).

     New Century Energies also found that the existing investments, as of the date of the consummation of the merger in that case, should be disregarded for purposes of calculating the dollar limitation upon investment in energy-related companies under new Rule 58. Id. Ameren respectfully requests that the amount invested, or approved to be invested, in its approved non-utility investments, as of the date of the Merger, also be disregarded for purposes of Rule 58.

     The Commission reached its conclusion regarding the retention of the non-utility investments in New Century Energies in view of the fact that the merger partners were not subject to the restrictions that Section 11(b)(1) and the Commission's precedent thereunder places upon the non-utility investments of registered system companies. Id. As noted in Item 1.b.1. of the Application,
UE and CIPSCO are each exempt public utility holding companies and, as such, are not subject to the limitations of the Act applicable to registered holding companies. The non-utility investments of UE and CIPSCO are well within the general guidelines of what is appropriate for an exempt holding company under the Act./1/
----------------
/1/ As noted in New Century Energies, the Commission has never determined the limits upon diversification by exempt holding companies. Release 35-26748 at 39, n. 73 (slip op.).

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

     Ameren files herewith, as Exhibit K-4, an updated description of each of the non-utility investments of UE and CIPSCO Investment. This exhibit provides additional detail regarding the activities of the investments and notes applicable Commission precedent as to retainability.

D.   Additional or Updated Exhibits.

     The Exhibits filed herewith include Exhibits F-1.1 and F-2.1, opinions of counsel, G-1.2, an updated financial schedule, and I-5.2 and I-6.2, quarterly reports. As noted, new Exhibit K-4 detailing non-utility investments is also filed.

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

Item 6.  Exhibits and Financial Statements

A.   Exhibits

     The following Exhibits are filed with this Amendment No. 3:

     F-1.1    Preliminary Opinion of Counsel (William E. Jaudes)

     F-2.1    Preliminary Opinion of Counsel (Jones, Day, Reavis & Pogue)

     G-1.2    Financial Data Schedule (June 1997) (Electronic filing only)

     I-5.2 UE Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Incorporated by reference)

     I-6.2 CIPSCO and CIPS Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Incorporated by reference)

     K-4      Description of Non-Utility Investments

B.   Financial Statements

     FS-3.2 CIPSCO Consolidated Balance Sheets as of June 30, 1997 (see Quarterly Report of CIPSCO on Form 10-Q for the quarter ended June 30, 1997 (Exhibit I-6.2 hereto), at p. 5)

     FS-5.2 CIPS Balance Sheets as of June 30, 1997 (see Quarterly Report of CIPS on Form 10-Q for the quarter ended June 30, 1997 (Exhibit I-6.2 hereto), at p. 8)

     FS-7.2 UE Consolidated Balance Sheet as of June 30, 1997 (see Quarterly Report of UE on Form 10-Q for the quarter ended June 30, 1997 (Exhibit I-5.2 hereto), at p. 2)

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

                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 29, 1997


                         AMEREN CORPORATION



                         /s/ William E. Jaudes
                         ---------------------------------------------
                         By: William E. Jaudes
                             Secretary

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

                                 Exhibit Index
                              to Amendment No. 3

A.   Exhibits

                                                                     Form of
Exhibit No.                      Description                       Transmission
-----------                      -----------                       ------------

   F-1.1      Preliminary Opinion of Counsel (William E. Jaudes)    Electronic

   F-2.1      Preliminary Opinion of Counsel (Jones, Day, Reavis    Electronic
              & Pogue)

   G-1.2      Financial Data Schedule (June 1997) (Electronic       Electronic
              filing only)

   I-5.2      UE Quarterly Report on Form 10-Q for the quarter     By Reference
              ended June 30, 1997 (Incorporated by reference)

   I-6.2      CIPSCO and CIPS Quarterly Report on Form 10-Q        By Reference
              for the quarter ended June 30, 1997 (Incorporated
              by reference)

   K-4        Description of Non-Utility Investments                Electronic



B.   Financial Statements

                                                                     Form of
Exhibit No.                      Description                       Transmission
-----------                      -----------                       ------------
  FS-3.2      CIPSCO Consolidated Balance Sheets as of June 30,    By Reference
              1997 (see Quarterly Report of CIPSCO on Form 10-Q
              for the quarter ended June 30, 1997 (Exhibit I-6.2
              hereto), at p. 5).

  FS-5.2      CIPS Balance Sheets as of June 30, 1997 (see         By Reference
              quarter ended June 30, 1997 (Exhibit I-6.2
              hereto), at p. 8)

  FS-7.2      UE Consolidated Balance Sheet as of June 30, 1997    By Reference
              (see Quarterly Report of UE on Form 10-Q for the
              quarter ended June 30, 1997 (Exhibit I-5.2 hereto),
              at p. 2)

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